Exhibit 3.1

THIRD AMENDMENT

TO

SIXTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CEDAR FAIR, L.P.

WHEREAS, the SIXTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Cedar Fair, L.P., dated as of October 27, 2011 (“Partnership Agreement”), was entered by and among Cedar Fair Management, Inc. an Ohio corporation, as General Partner, and all Persons who are Limited Partners as of such date, together with the Persons who become Partners as provided therein;

WHEREAS, the Partnership Agreement was amended by that First Amendment to Sixth Amended and Restated Agreement of Limited Partnership dated as of June 1, 2017 (the “First Amendment”);

WHEREAS, the Partnership Agreement was amended by that Second Amendment to Sixth Amended and Restated Agreement of Limited Partnership dated as of August 2, 2019 (the “Second Amendment” and with the First Amendment, collectively, the “Amended Partnership Agreement”);

WHEREAS, Section 15.1(c)(ii) of the Amended Partnership Agreement provides that the General Partner, without the consent of any other Partner, may amend any provision of the Amended Partnership Agreement to reflect a change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

WHEREAS, Cedar Fair, L.P. is scheduled to hold its 2020 annual meeting of limited partner unitholders (the “2020 Annual Meeting”) on May 13, 2020 at the JW Marriott San Antonio Hill Country Resort & Spa, 23808 Resort Parkway, San Antonio, Texas 78261;

WHEREAS, on March 16, 2020, in response to the pandemic of respiratory disease spreading from person-to-person caused by a novel coronavirus named “coronavirus disease 2019” and abbreviated “COVID-19” the Center for Disease Control and Prevention, a United States federal agency (the “CDC”), issued interim guidance recommending that gatherings of ten (10) or more people be canceled or held virtually;

WHEREAS, as a result of the CDC’s interim guidance, several states, including New York, Delaware, Ohio and Texas have issued orders either banning gatherings in groups of ten (10) or more people or “stay-at-home” orders requiring people to shelter in place except for health and safety reasons or to obtain supplies and services; and

WHEREAS, the General Partner has determined that it is necessary or desirable to amend and desires to amend the Amended Partnership Agreement to provide that the 2020 Annual Meeting may be held virtually and that the General Partner may determine that any other annual meeting of the limited partners held or for which notice is duly given while orders and guidance of similar import to those in effect on the date hereof are in place (whether in response to COVID-19 or a different pandemic or future event) may be held virtually.

NOW, THEREFORE, this THIRD AMENDMENT TO SIXTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Cedar Fair, L.P., dated as of April 1, 2020 (this “Amendment”), is entered into by Cedar Fair Management, Inc. an Ohio corporation, as General Partner, pursuant to the authority contained in Section 15.1(c)(ii) of the Partnership Agreement.

1.	Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Amended Partnership Agreement.

2.	Amendment to the Amended Partnership Agreement. As of the date hereof, the Amended Partnership Agreement is hereby amended and modified as follows:

a.

Section 6.2(a) of the Amended Partnership Agreement is hereby amended by adding and inserting the following at the end of Section 6.2(a): “Notwithstanding anything to the contrary contained herein, (i) the General Partner may determine that the annual meeting of Limited Partner unitholders to be held during the 2020 calendar year shall not be held at any physical place, but shall instead be held solely by means of remote communication, and (ii) without limiting the foregoing, in order to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (whether in effect in response to, or as a result of, a pandemic, natural disaster, terrorist activity or otherwise), the General Partner may determine that the annual meeting of Limited Partner unitholders to be held or for which notice is duly given while such requirements, conditions or guidelines are in effect shall not be held at any physical place, but shall instead be held solely by means of remote communication, without any further amendment to this Agreement.”

3.

Limited Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Amended Partnership Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the General Partner. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Amended Partnership Agreement. On and after the date hereof, each reference in the Amended Partnership Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein,” or words of like import will mean and be a reference to the Amended Partnership Agreement as amended by this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment to Sixth Amended and Restated Partnership Agreement as of April 1, 2020.

GENERAL PARTNER:

Cedar Fair Management, Inc.

By:	/s/ Richard A. Zimmerman
Name:	Richard A. Zimmerman
Title:	President and CEO